

September 4, 2009

<u>Via Facsimile and U.S. Mail</u>
C. Brophy Christensen, Esq.
O'Melveny & Myers, LLP
Two Embarcadero Center, 28th Floor
San Francisco, CA 94111

>   **Re: Electronics For Imaging, Inc.**
>   **Schedule TO-I**
>   **Filed August 31, 2009**
>   **File No. 5-43124**

Dear Mr. Christensen:

We have limited our review of the filing to those issues we have addressed in our comments below. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Exhibit 99(A)(1)(A): Offering Memorandum

1.   As structured, optionholders who hold options for less than $250 or who reside in
        Australia, Belgium, Brazil, Canada, China, France, Italy, South Korea, Mexico,
        Singapore, Spain, Sweden or the United Kingdom will receive a cash payment that is not
        subject to any vesting provisions promptly upon expiration of the offer through local
        payroll. All other eligible employees who tender will receive unvested restricted stock
        units. The reason for the distinction in the form of consideration receivable between
        optionholders is not apparent. As the filing persons are aware, the all-holders provision
        of Exchange Act Rule 13e-4(f)(8) is applicable to an issuer exchange offer unless the
        offer is being made pursuant to the relief set forth in the global exemptive order
        applicable to employee stock option exchanges (March 21, 2001). If you are relying on
        the global exemptive order applicable to option exchanges, please set forth the
        Company's eligibility to rely on the order and the compensatory purposes for the
        distinction in the aforementioned consideration receivable by tendering optionholders.

Summary Term Sheet and Questions and Answers, page 1

Terms and Conditions of the Option Exchange and New RSUs, page 6

2.   Further supplement the example provided in Q.8 and include an example of a scenario
        when cash would be receivable and an example illustrating how the amount of cash
        receivable would be calculated.

Important Information, page 9

3.   Please further highlight that participation in the offer for employees residing in Israel and
        the Netherlands is conditioned upon their provision of a consent agreement. If this is not
        correct, revise to state that participation may occur without the submission of the consent
        form and disclose any consequences associated with non-submission of the consent form
        (i.e. the inapplicability of tax rulings, whether favorable or unfavorable, with respect to
        the holder).

4.   The company discloses that it will "notify eligible employees affected by the applicable
        ruling once it has been obtained." Revise to provide an estimation of when such ruling is
        anticipated and if unknown, so state. Please confirm supplementally that notwithstanding
        any delay in receipt of a tax ruling, all employees who tender eligible options will
        promptly receive RSUs on the expiration date of the offer with such RSUs being subject
        to any future tax determination or ruling.

Supplemental Questions and Answers for Cash Payments, page 16

Q4. "When will my cash payment vest…," page 16

5.   You indicate that cash payments will be paid "promptly following the completion date through [] local payroll". As you know, Rule 13e-4(f)(5) and 14e-1 (c) require that you pay for tendered options "promptly." In your response letter, please provide additional details regarding any local payroll practices that could result in a time lag between the expiration date and the date any monies receivable for tendered options would be included in an employee's payroll. We may have additional comments.

Section 7. Conditions to the Offer, page 28

6.   We refer you to the tenth bullet point regarding "any order, stay, judgment or decree … issued by any court…" Based on disclosure regarding the contemplated benefits of the offer as outlined in Section 3, it would appear that this condition could be triggered in the event tax authorities in the Netherlands and Israel render an unfavorable tax ruling. Please advise. Further, given that a ruling has not yet been obtained and assuming a ruling is not obtained at the time of expiration, please revise your disclosure to clarify your intentions with respect to the ability to assert this condition. In this regard, we remind you that all conditions to the offer other than the receipt of governmental approvals, must be satisfied or waived prior to expiration. We may have further comment.

7.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification. With this in mind, please clarify the statement in the last bullet point of conditions on page 29. Would the enactment of "any" rule or regulation, whether or not such enactment materially impacted the company, result in a trigger of this condition? As drafted, the condition appears to be overly broad. Please revise your disclosure to clarify the circumstances in which this condition would be deemed to apply.

Section 15. Extension of offer; termination; amendment, page 39

8.   Refer to the language in the second paragraph of this section. You may not terminate or amend an offer by giving only oral notice to option holders. Please revise to clarify.

Closing Comments

        As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions